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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.
March 9, 2005
	By:	/s/ SYLVAIN AUBRY Sylvain Aubry Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Alimentation Couche-Tard Inc. 1600 St-Martin Blvd. East Tower B, Suite 200 Laval, Quebec H7G 4S7
Item 2	Date of Material Change
March 8, 2005
Item 3	News Release
The material change was disclosed in a press release dated March 8, 2005 issued by Alimentation Couche-Tard Inc. and was disseminated via CNW and filed on SEDAR and EDGAR.
Item 4	Summary of Material Change
Share split of Alimentation Couche-Tard's class A multiple voting shares and Class B subordinate voting shares.
Item 5	Full Description of Material Change

Alimentation Couche-Tard's Board of Directors has approved a resolution concerning the two-for-one split of all of its issued and outstanding Class A multiple voting shares and Class B subordinate voting shares without par value. This proposed share split is subject to approval by regulatory authorities and is scheduled to become effective on or about March 16, 2005. This split will increase the liquidity and facilitate the trading of such shares.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
Not applicable.
Item 8	Executive Officer
Any inquiry with respect to this material change report or the transactions described herein should be made to:

        Richard Fortin
        Executive Vice-President and Chief Financial Officer
        Tel.: (450) 662-6632

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 9	Date of Report
March 9, 2005

ALIMENTATION COUCHE-TARD INC.

By:	/s/ SYLVAIN AUBRY Name: Sylvain Aubry Title: Corporate Secretary

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SIGNATURES